Exhibit 12

FORD MOTOR CREDIT COMPANY LLC AND SUBSIDIARIES
CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in millions)

	2013	2012	2011	2010	2009
Earnings
Income before income taxes	$1,756	$1,697	$2,404	$3,054	$2,001
Add/(Deduct):
Equity in net income of affiliated companies	(23)	(33)	(21)	(12)	(1)
Dividends from affiliated companies	9	36	—	—	—
Fixed charges excluding capitalized interest	2,739	3,036	3,518	4,233	5,174
Earnings	$4,481	$4,736	$5,901	$7,275	$7,174

Fixed charges
Interest expense	$2,730	$3,027	$3,507	$4,222	$5,162
Interest portion of rental expense (a)	9	9	11	11	12
Capitalized interest	1	—	—	—	—
Total fixed charges	$2,740	$3,036	$3,518	$4,233	$5,174

Ratios
Ratio of earnings to fixed charges	1.64	1.56	1.68	1.72	1.39
__________
(a) One-third of all rental expense is deemed to be interest.